FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated February 24, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu

Magyar Telekom’s Board of Directors announces dividend proposal for 2010 earnings

Budapest — February 24, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that the Board of Directors has reviewed the 2010 annual reports of Magyar Telekom Plc. prepared in accordance with Hungarian Accounting Rules (HAR), and those of Magyar Telekom Group prepared in accordance with IFRS, and proposes them for approval to the Annual General Meeting. The Board of Directors also proposes a dividend payment of HUF 50 per share for the financial year 2010 for approval to the Annual General Meeting.

The proposed dividend level of HUF 50 per share is in line with Magyar Telekom’s dividend policy of maintaining its net debt ratio (net debt to net debt plus total equity) within the targeted range of 30-40%. At the same time, it reflects the Group’s financial position and cash flow generation in 2010, as well as the impact of the special tax levied on the Hungarian telecommunications sector.

Magyar Telekom will hold its Annual General Meeting on 12th April 2011. The Board of Directors proposes the record date to be on 5th May 2011 and the first day of dividend disbursement on 12th May 2011.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu

Magyar Telekom’s Board of Directors requests a new authorization from the General Meeting for the purchase of ordinary Magyar Telekom shares

Budapest — February 24, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that the Board of Directors requests a new authorization from the General Meeting for the purchase of ordinary shares accounting for no more than 10% of the share capital of Magyar Telekom Plc.

The purpose of the authorization is to supplement Magyar Telekom’s current shareholder remuneration policy in line with international practice. At the same time the Board of Directors believes dividend should remain the main method for shareholder remuneration.

According to the Board of Directors’ proposal the General Meeting would authorize the Board of Directors to purchase a total of up to 104,274,254 ordinary shares (with a face value of HUF 100 each) of Magyar Telekom Plc. The authorization would be valid for further 18 months starting on the approval date of the General Meeting. The shares to be purchased on the basis of this authorization may not at any time account for more than 10% of the share capital of Magyar Telekom Plc. In addition, the shares would be purchased through the stock exchange. The authorization may be exercised in full or in part, and the purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached.

Magyar Telekom will hold its Annual General Meeting on 12th April 2011.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: February 24, 2011